FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August, 2003

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F     [X]     Form 40-F     [ ]

Registrant's press release dated August 12, 2003.

               SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By: /s/ Tal Raz

Dated: August 12, 2003

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES SALE OF APPROXIMATELY 2.8 MILLION SHARES OF
PARTNER COMMUNICATIONS COMPANY LTD.

Tel Aviv, August 12, 2003—Elron Electronic Industries Ltd. (NASDAQ; ELRN) announced that, yesterday, its wholly owned subsidiary, Elbit Ltd., sold approximately 2.8 million shares of Partner Communications Company Ltd. (Nasdaq: PTNR) to Israeli institutional investors for approximately $14.1 million.

As a result of the sale, Elron will record, in the third quarter of this year, an estimated gain, after tax, of approximately $3.9 million. Following the sale, Elron's beneficial holding in Partner is approximately 8.7%.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:
Tal Raz	Marilena LaRosa
Elron Electronic Industries Ltd.	The Anne McBride Company
Tel. 972-3-6075555	Tel: 212-983-1702
raz@elron.net	mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.